EXHIBIT 99(c)


                          PRESS RELEASE


FOR IMMEDIATE RELEASE
THURSDAY
SEPTEMBER 21, 1995


CONTACT PERSON:    STACY DUCKETT
                   VICE PRESIDENT, CORPORATE COMMUNICATIONS
                   (501) 688-8229


               TCBY REPORTS THIRD QUARTER RESULTS
                     BOARD DECLARES DIVIDEND

LITTLE ROCK, AR - SEPTEMBER 21, 1995 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced sales and franchising revenues for the third quarter ended August 31, 1995 and 1994 were $39,238,810 and $50,674,680, respectively. Sales and franchising revenues in the first nine months of fiscal 1995 and 1994 were $99,969,345 and $118,275,523, respectively.
The majority of the decrease in sales and franchising revenues for both periods is attributable to the April 1, 1995 sale of the "TCBY"(Registered) refrigerated yogurt product line to Mid-America Dairymen which resulted in a decrease in the Company's sales to the retail grocery trade. Additional factors were a reduction in the number of Company-owned stores and a decrease in equipment sales domestically and internationally.

Net income for the third quarter ended August 31, 1995 was $2,188,584, or $.09 per share, compared to $4,479,592, or $.18 per share, for the third quarter ended August 31, 1994. Net income for the nine-month period ended August 31, 1995 was $1,809,228, or $.07 per share, compared to net income of $7,421,569, or $.29 per share, for the first nine months of fiscal 1994. For the third quarter, selling, general and administrative expenses decreased compared to the same quarter in 1994 and compared to the first and second quarters of 1995 as a result of the sale of the "TCBY"(Registered) refrigerated yogurt line, and a reduction in the number of Company-owned stores. The Company continued in the third quarter and year-to-date to incur significant selling and marketing expenses associated with its hardpack frozen yogurt product lines in what is currently a highly competitive environment. This was the primary reason for the decrease in earnings this quarter versus third quarter 1994.

TCBY had 2,773 total locations at the conclusion of the third quarter of fiscal 1995, compared to 2,732 at August 31, 1994. These locations consisted of 85 Company-owned stores, 184 international locations, 1,273 non-traditional locations and 1,231 franchised stores. During the quarter, the Company closed 71 generally low-volume non-traditional locations. The Company continues to pursue the development of non-traditional locations with a special focus on national petroleum company convenience stores, including Exxon, Texaco, Chevron, Mobil and others. As of August 31, 1995, the Company had over 100 locations open or under agreement for development as a part of this program. Many of these locations share space with other national food companies such as McDonald's, Taco Bell, Blimpie's and Subway.

The Company's new "TCBY"(Registered) Treats concept has been well-received by franchisees and consumers. To date, 358 stores have converted to this concept and 125 are in the process of converting, for a total of 483 stores, representing approximately 40% of operating domestic stores. Comparable sales results for these locations which have implemented the Treats program surpass those for non-Treats locations.

For the third quarter and year-to-date, same store sales are unchanged as compared to the same periods in fiscal 1994. Sales from non-traditional locations are not included in same store sales comparisons.

Frank D. Hickingbotham, Chairman of the Board and Chief Executive Officer said, "We continue to pursue the various development opportunities
available to  the  Company.   The  "TCBY  "(Registered) Treats  concept  is
expanding  throughout  the  system  and  non-traditional  development  is
proceeding as  a  major focus  of  the  Company.   The  Company  expanded
distribution of our new nonfat pint product line and it has been favorably received by consumers. Internationally, a master franchisee has been licensed to develop the "TCBY"(Registered) brand in Brazil, bringing the total number of countries under agreement to thirty-one. We expect
to have other international  signings to announce this  fiscal year.   We
are pleased that the expansion at Americana Foods is virtually completed and we expect to see improved efficiencies in production and inventory management as a result."

The Board of Directors of the Company declared a $.05 per share cash dividend. This divid
"We are extremely pleased with the growth and scope of our International subsidiary," Hickingbotham said. "Our thirtieth country is a major milestone for the Company."

TCBY Enterprises, Inc., through subsidiary companies, manufactures and h the intent of maximizing shareholder value. This project remains in process and no assurances can be given that this initiative will result in any material corporate development.


TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products and custom foodservice vehicles, and markets foodservice equipment. The Company is the largest franchisor, licensor and operator of frozen yogurt stores in the world.


                        TCBY Enterprises, Inc.
                    Selected Financial Highlights
                   (000, Except Per Share Amounts)
                             (Unaudited)

                             Three Months Ended  Nine Months Ended
                                 August 31,          August 31,
                               1995     1994      1995      1994
Operating Results
Sales & Franchising Revenue  $ 39,239 $ 50,675  $ 99,969  $118,276
Net Income                   $  2,189 $  4,480  $  1,809  $  7,422
Net Income Per Share         $    .09 $    .18  $    .07  $    .29
Average Shares Outstanding     25,585   25,519    25,579    25,501
Dividends Paid Per Share     $    .05 $    .05  $    .15  $    .15


                                     August 31,        November 30,
                                        1995              1994
Financial Position
Current Assets                        $ 48,796          $ 58,968
Current Liabilities                   $ 11,799          $ 12,458
Property, Plant & Equipment, Net      $ 59,665          $ 56,844
Total Assets                          $137,312          $142,280
Long-term Debt, less current portion  $ 13,401          $ 15,910
Stockholders' Equity                  $106,473          $108,274

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